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[VIVENDI UNIVERSAL LOGO]



                       VIVENDI UNIVERSAL ISSUES STATEMENT





PARIS, JANUARY 21, 2003 - Information published in today's press in Paris alleges that Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP] put pressure on investigators from the COB, France's securities and exchange commission.

Vivendi Universal emphasizes that, since July 3, 2002, it has fully cooperated with the various authorities (COB, SEC, the Paris public prosecutor's office, and the U.S. Department of Justice) that have opened inquiries into actions taken prior to that date. All employees and advisers have received clear instructions to act in total compliance with the law.

As a consequence, the allegations published today that Vivendi Universal resorted to "influence peddling" or "threats and acts of intimidation against people working in public-sector positions" are without foundation.

The company instituted legal proceedings before the Paris Civil High Court on December 18th of last year in order to halt both the spread of false information and a destabilizing campaign. It reserves the right to take further actions whenever such false or defamatory allegations are made.




CONTACTS:
PARIS
MEDIA
Antoine Lefort
+33 (1) 71.71.1180
Alain Delrieu
+33 (1).71.71.1086
NEW YORK
Anita Larsen
+(1) 212.572.1118